SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT No. __)1

                    VOYAGER ENTERTAINMENT INTERNATIONAL INC.
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                    92908D101
                                 (CUSIP Number)

                             Richard L. Hannigan Sr.

                              4483 West Reno Avenue
                             Las Vegas, Nevada 89118
                                 (702) 221-8070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2002
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 9.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 8 Pages)

CUSIP No.  92908D101                    13D                  Page 2 of 8 Pages
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    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard L. Hannigan Sr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS

           OO
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)  [ ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
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NUMBER OF                        7        SOLE VOTING POWER
                                          11,000,000 as of February 8, 2002(1);
SHARES                                    12,835,000 as of December 31, 2003
                                          and November 5, 2004 (2)
                                 -----------------------------------------------
BENEFICIALLY                     8        SHARED VOTING POWER

OWNED BY                                  0
                                 -----------------------------------------------
EACH                             9        SOLE DISPOSITIVE POWER
                                          11,000,000 as of February 8, 2002(1);
REPORTING                                 9,585,000 as of December 31, 2003
                                          and November 5, 2004
                                 -----------------------------------------------
PERSON                           10       SHARED DISPOSITIVE POWER

WITH                                      0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON:
           11,000,000 as of February 8, 2002(1); 12,835,000 as of
           December 31, 2003 and November 5, 2004 (2)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES:                                                [ ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           28.6% as of February 8, 2002; 21.4% as of December 31, 2003; 19.2%
           as of November 5, 2004
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
           IN
--------------------------------------------------------------------------------

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CUSIP No.  92908D101                    13D                  Page 3 of 8 Pages

(1) Includes 500,000 shares of Series A Preferred Stock, each share of which is convertible into 10 shares of Common Stock, acquired by Mr. Hannigan on February 8, 2002. Mr. Hannigan converted all of these shares of Series A Preferred Stock in to Common Stock in March 2004.
(2) Includes 1,000,000 shares of Series B Preferred Stock, each share of which is convertible into 2 shares of Common Stock, acquired by Mr. Hannigan on December 31, 2003, as well as the right to vote 3,250,000 shares of Common Stock pursuant to Proxy Agreements dated November 15, 2002 between Mr. Hannigan and each of Wade Mitchell, Kent Norton and Dan Fugal (the "Proxy Agreements"). Pursuant to the Proxy Agreements, Mr. Hannigan was irrevocably appointed as the proxy for Mr. Mitchell, Mr. Norton and Mr. Fugal and was authorized to represent them and vote their shares of Common Stock on all matters pertaining to the operation of the Company. (3) Includes 1,000,000 shares of Series B Preferred Stock, each share of which is convertible into 2 shares of Common Stock, acquired by Mr. Hannigan on December 31, 2003.

CUSIP No.  92908D101                    13D                  Page 4 of 8 Pages

Security And Issuer.

     Title of Class of
     Equity Security:      Common Stock, $0.001 par value per share

     Name of Issuer:       Voyager Entertainment International Inc. ("Voyager")

     Address of            4483 West Reno Avenue
     Principal Office:     Las Vegas, Nevada 89118

     1. Identity and Background

     (a)  Name:    Richard L. Hannigan Sr. ("Mr. Hannigan")

          Residence or Business Address:     4483 West Reno Avenue
                                             Las Vegas, Nevada 89118

     (b)  Principal Occupation:      President and a Director of Voyager.

     (c) During the last five years, Mr. Hannigan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, Mr. Hannigan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law, or finding any violations with respect to such laws.

     (e)  Citizenship: United States

     2. Source and Amount of Funds or Other Consideration. Mr. Hannigan received the shares of Series A Preferred Stock and Common Stock of Voyager in connection with Voyager's reverse triangular merger of a wholly-owned subsidiary with and into Voyager Ventures, Inc. Mr. Hannigan received the shares of Series B Preferred Stock in consideration for services rendered to Voyager valued at $940,000 (based on the closing price of the Company's Common Stock on December 31, 2003).

     3. Purpose of Transaction. On February 8, 2002, Mr. Hannigan acquired shares of Common Stock in connection with Voyager's reverse triangular merger of a wholly-owned subsidiary with and into Voyager Ventures, Inc. At that same time, Mr. Hannigan acquired shares of Series A Preferred Stock of Voyager. In connection with the merger, Mr. Hannigan was appointed as a Director and as the President of Voyager. On November 15, 2002, Mr. Hannigan entered into Proxy Agreements with each of Dan Fugal, Wade Mitchell and Kent Norton (the "Proxy Agreements") in connection with the Company's entering into a Loan and Security Agreement with Mr. Fugal and Finder Agreements with each of Mr. Mitchell and Mr. Norton. Pursuant to the Proxy Agreements, Mr. Hannigan was irrevocably appointed as the proxy with respect to an aggregate of 3,250,000 shares of Voyager's Common Stock (the "Proxy Shares") held by Mr. Mitchell, Mr. Norton and Mr. Fugal and was authorized to represent them and vote the Proxy Shares on all matters

CUSIP No.  92908D101                    13D                  Page 5 of 8 Pages

pertaining to the operation of the Company. Mr. Mitchell, Mr. Norton and Mr. Fugal appointed Mr. Hannigan as proxy with respect to the Proxy Shares because they agreed with and supported the manner in which Mr. Hannigan was managing, and the direction in which Mr. Hannigan was leading, the Company. Mr. Hannigan acquired 1,000,000 shares of Voyager's Series B Preferred Stock on December 31, 2003 for services rendered to the Company valued at $940,000. Mr. Hannigan acquired the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock with the intent of holding the shares for investment, but may consider and pursue a variety of alternatives, including, without limitation, selling the shares, purchasing additional shares on the open market or seeking a merger or change in Voyager's business policies.

     4. Interest in Securities of the Issuer.

     (a) Mr. Hannigan, as of February 8, 2002, was the beneficial owner of 11,000,000 shares of Voyager's Common Stock, representing 28.6% of Voyager's Common Stock deemed to be outstanding as of February 8, 2002, which amount included Mr. Hannigan's right to acquire up to 5,000,000 shares of Voyager's Common Stock upon conversion of his shares of Series A Preferred Stock. As of December 31, 2003, Mr. Hannigan was the beneficial owner of 12,835,000 shares of Voyager's Common Stock, representing 21.4% of Voyager's Common Stock deemed to be outstanding as of December 31, 2003, which amount included the right to acquire 7,000,000 shares of Voyager's Common Stock upon conversion of his shares of Series A Preferred Stock and Series B Preferred Stock, as well as the right to vote 3,250,000 shares of Common Stock pursuant to the Proxy Agreements. As of November 5, 2004, Mr. Hannigan was the beneficial owner of 12,835,000 shares of Voyager's Common Stock, representing 19.2% of Voyager's Common Stock deemed to be outstanding as of November 5, 2004, which amount includes the right to acquire 2,000,000 shares of Voyager's Common Stock upon conversion of his Series B Preferred Stock, as well as the right to vote 3,250,000 shares of Common Stock pursuant to the Proxy Agreements.

     (b) As of February 8, 2002, Mr. Hannigan had the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of the 11,000,000 shares of Common Stock beneficially owned by Mr. Hannigan. As of December 31, 2003 and November 5, 2004, Mr. Hannigan had the sole power to vote or direct the vote of 12,835,000 shares of Common Stock beneficially owned by Mr. Hannigan and had the sole power to dispose or to direct the disposition of 9,585,000 shares of Common Stock beneficially owned by Mr. Hannigan.

     (c)  None.

     (d) Mr. Mitchell, Mr. Norton and Mr. Fugal have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Proxy Shares.

     (e)  Not applicable.

CUSIP No.  92908D101                    13D                  Page 6 of 8 Pages

     5. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Proxy Agreements with Mr. Hannigan dated November 15, 2002, Wade Mitchell, Kent Norton and Dan Fugal each irrevocably appointed Mr. Hannigan as their proxies and authorized Mr. Hannigan to represent them and vote their shares of Common Stock on all matters pertaining to the operation of the Company.


     7. Material to be Filed as Exhibits.

         Exhibit 99.1 -- Proxy Agreement, dated November 15, 2002, between
                         Richard Hannigan and Wade Mitchell

         Exhibit 99.2 -- Proxy Agreement, dated November 15, 2002, between
                         Richard Hannigan and Kent Norton

         Exhibit 99.3 -- Proxy Agreement, dated November 15, 2002, between
                         Richard Hannigan and Dan Fugal

CUSIP No.  92908D101                    13D                  Page 7 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 5, 2004                        /s/ Richard L. Hannigan
                                                 -----------------------
                                                 Richard L. Hannigan

CUSIP No.  92908D101                    13D                  Page 8 of 8 Pages


                                  EXHIBIT INDEX


Exhibit 1 -- Proxy Agreement, dated November 15, 2002, between Richard Hannigan and Wade Mitchell

Exhibit 2 -- Proxy Agreement, dated November 15, 2002, between Richard Hannigan and Kent Norton

Exhibit 3 -- Proxy Agreement, dated November 15, 2002, between Richard Hannigan and Dan Fugal